Filed Pursuant To Rule 433

Registration No 333-286293

September 19, 2025

CoinDesk – Zach Pandl 9.19.25 interview

MANAGING DIRECTOR, RESEARCH, GRAYSCALE INVESTMENTS, ZACH PANDL: There's no need for the investors to rebalance their portfolio towards Solana, toward Ethereum, et cetera. Over time, the index takes care of that for you. So it ensures that you get exposure to the beta of the asset class while reducing the complexity we hear all the time. That's exactly, uh, what mainstream investors are looking for in crypto.

ANDY BAERH, COINDESK: Welcome to CoinDesk. I'm Andy Baehr. Crypto markets got a welcome surprise on Wednesday afternoon with the news that the SEC had approved the generic listing standards for digital asset ETFs listed on major US stock exchanges. While the SEC's approval was expected by both observers, the timing was sooner than some had in their calendars. Joining me to discuss the implications and the market reaction is Zach Pandl, head of Research at Grayscale Investments. Zach, always a pleasure to see you.

PANDL: Thank you, Andy.

BAERH: Can you just help the audience understand the significance of the generic listing standards approval, and was the timing a surprise for you guys up in Stamford?

PANDL: Well, look, it's, uh, not a surprise in terms of the, the shorter term perspective. We've been working very, uh, heavily on these topics, uh, for a long time, but it is a surprise in some kind of bigger picture sense, and I would say a very welcome surprise. You know, for those of you who had followed this journey along the way, you know that it took a lot of time and a lot of effort to get Bitcoin ETPs exchange traded products available in the US market. We filed for those products first in 2013, if you can believe it, and they finally came to market in January, 2024. So what this announcement means is that the SEC is not going to go one by one through every crypto asset and try to make a individualistic assessment of whether they can be put into a commodity ETP wrapper or not. Instead, they're gonna give us a set of generic criteria, some specific technical criteria about the listing of these assets on qualified spot or futures exchanges. And if the products meet those criteria, then they are eligible for the ETP uh, structure. So a very welcome piece of news and what it's going to mean for investors is a broadening of access of the types of crypto assets that are available in traditional account types, qualified accounts, bro brokerage investment accounts. So basically giving investors, traditional investors much more efficient access to crypto assets beyond Bitcoin and Ether, the two assets that were already in the ETP uh, structure. And we're just very delighted to, to see this, uh, and happening at a faster schedule, of course, than the more than 10 year long journey that it took us to get to the, the Bitcoin ETP product.

BAERH: Yeah, I think no one can deny that Grayscale helped set the tone for how much demand was out there and how much energy the industry was gonna put into ensuring that this kind of access was gonna be possible. Maybe talk to us a little bit about how this might shorten the period that ETPs can list once they are conceived of and filed by, by the asset managers and how this lightens the load for the stock exchanges.

PANDL: Yeah, absolutely. It should be much faster turnaround time, uh, in, in the future, uh, between requesting a listing for these, uh, products and actually see them, uh, trade, uh, in, in market. You know, Grayscale has been running, uh, products for many of these assets, in fact, for a long time. Uh, but they trade on on over the counter markets and not yet on the stock exchange as an open end, uh, fund in the ETP or ETF structure. And so it's going to allow us to move much more, uh, quickly, and investors should anticipate really a Cambrian explosion, uh, of, uh, availability of crypto ETP products. So we have already some great products in the market, the Bitcoin ETPs, the Ether ETPs, some other innovations around those things like covered call products and mining products, all that kind of, so there is a lot of available to investors already, which we are. Uh, of course al always helping investors through that, uh, journey, but you should see a very significant increase in the ability of these products over just the coming months following these generic listing standards.

BAERH: Now, the, uh, SEC's announcement also included at the bottom, very exciting news about a Grayscale product that we both worked on. So with full disclosure, this represents one of our index products as well, but it looks like there's some exciting news around GDLC and some exciting news to share today. Lay it down for us.

PANDL: I am thrilled to be able to talk about this. Uh, Andy. Uh, so yesterday we had approval and the trading begins, uh, today for the Grayscale CoinDesk, Crypto Five ETF, a diversified index-based crypto investment product. Really, this is ushering in the age of index investing in crypto. Throughout many other asset classes, investors prefer to get index exposure. They don't wanna be stock pickers or bond pickers. They want to access the asset class in a way that represents, uh, the broad set of exposures and automatically rebalances, uh, over time. And this is exactly what they're gonna get with this product, the Crypto 5, uh, product from, from Grayscale and CoinDesk. I think it's going to be a great solution for a lot of investors. Grayscale is out in the world talking to mainstream investors about crypto every single day, and we hear demand for this type of product, uh, all the time, and we're thrilled to be able to offer it in the most efficient product structure that investors prefer, which is the ETP or ETF uh, wrapper. So the Grayscale CoinDesk Crypto 5 Index, I think will be a great way for investors to get a crypto allocation, a crypto sleeve in a portfolio without having to go too deep into all the complexity of blockchain technology or to try to figure out which one is going to be, you know, the fastest, you know, blockchain in the future, uh, et cetera, that can have an allocation, uh, to the asset class that will automatically rebalance and make sure that you are experiencing the growth in the asset class overall. And I think there's going to be a lot of demand, uh, for this product.

BAEHR: Now, CoinDesk indices and Grayscale have been, have been working on and, and actually running this product for many years now. This is not a brand new, plastic-on-the-wrapper product. It's accumulated a lot of interest and a lot of assets over time. But actually 2025 is the year where there's been so much rotation between some of the top names that the idea of index investing and what single token pickers may be missing or may be late to has become clearer than ever. Talk a little bit about the rotations that you've seen between even the top couple of names during this year and how index investing can help ensure that investors get access to all those great stories.

PANDL: Yeah, exactly. I think this is the key benefit for a product like this. Investors are, you know, getting their head around Bitcoin. They understand its its use case and maybe a bit of where, how the, how the valuation process, uh, might work, but really in, in truth, there is a lot of complexity in blockchain technology, you know, for Bitcoin and, and, and well beyond tons of innovation in digital finance. Uh, and we're excited about all that, you know, at CoinDesk and Grayscale specialists in this place. We are deep in all of those as spaces, and we do have views on, uh, you know, which tokens might, might outperform or, or underperform, but it is, uh, way too much complexity for most investors that are intro, getting introduced to their, uh, asset class. They just wanna make sure that they are keeping up, that they're capturing the beta of this hugely innovative industry and high performing asset class. And the Grayscale CoinDesk Crypto 5 ETF product will allow them to capture that beta in a way that rebalances over time. So if one of the blockchains, like, uh, Solana say for example, has a period of, of strong performance and, and should be rebalanced higher in a portfolio, an index approach using the CoinDesk Five Index will, uh, incorporate that in a systematic way over time. There's no need for the investors to rebalance their portfolio towards Solana, toward Ethereum, et cetera. Over time, the the index takes care of that for you. So it ensures that you get exposure to the beta of the asset class while reducing the complexity we hear all the time. That's exactly, uh, what mainstream investors are looking for in crypto. And so I do think this will be an excellent solution for a wide range of investor types.

BAEHR: Fantastic. Zach, congratulations so much on another first for Grayscale, for a launch of this product. Many happy returns, great to talk to you. As always. Thank you. It's Andy Baehr from CoinDesk. Thank you so much.

PANDL: Thanks Andy.

Grayscale CoinDesk Crypto 5 ETF ("GDLC") has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents GDLC has filed with the SEC for more complete information about GDLC and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, GDLC or any authorized participant will arrange to send you the prospectus after filing if you request it by calling (833)903-2211 or by contacting Foreside Fund Services, LLC, Three Canal Plaza, Suite 100, Portland, Maine 04101.